Exhibit 99.3
25 September, 2006
SCOR group Appointment
Claude Perret is appointed Human Resources Director of the SCOR group.
Claude Perret, 54, holds a Masters degree in Private Law and a DEA (Postgraduate Diploma) in Labour Law. Claude Perret began his career as a consultant at Metra Proudfoot International, before working at the Groupe Banque Populaire from 1985 to 1995 as a consultant and subsequently Group Labour Affairs Manager. From 1995 to 2001, Claude Perret was Deputy Human Resources Director at Télévision de France (TDF). Since 2002 he has been Human Resources Director at the French press agency Agence France Presse (AFP).
2006 Communications Timetable

2006 Third Quarter Results	8 November 2006